Mail Stop 3561

August 25, 2008

Philip L. Francis
Chairman of the Board of Directors
and Chief Executive Officer
PetSmart, Inc.
19601 N. 27th Avenue
Phoenix, AZ 85027

> **Re: PetSmart, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 5, 2008**
> **Form 10-Q for Fiscal Quarter Ended May 4, 2008**
> **Filed June 3, 2008**
> **File No. 0-21888**

Dear Mr. Francis:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A Filed on May 5, 2008

Compensation Discussion and Analysis, page 19

Determining Executive Compensation, page 21

1. We note your indication on page 22 that results of your benchmark comparisons show that the base salary for your chief executive officer was around the 75th percentile and that your target annual performance incentives create total cash compensation that is at or slightly below the 50th percentile for most positions. On page 20 you state that base salaries are targeted at approximately the 50th percentile and that total cash compensation is targeted at the 50th percentile with a payout opportunity at approximately the 75th percentile. Tell us how the targets you disclose on page 20 have been affected by the results of your comparison to benchmarks disclosed on page 22. Specifically, in future filings, please disclose what your plans are with respect to your chief executive officer's base salary, which amount appears to exceed your targets, and your total cash compensation, which amount appears to be below your targets.

Design and Elements of Our Compensation Program, page 23

2. We note your disclosure on page 23 of the factors that generally go into the compensation committee's determination of each executive's base salary. In future filings, please enhance your disclosure to identify more specifically what skills and aspects of individual performance are considered. See Item 402(b)(2)(vii) of Regulation S-K.

3. We note your statement on page 24 that in 2007 your targets for your three incentive-performance goal measures "were based on a formulaic improvement over the previous year's results derived directly from PetSmart's strategic plan as well as published guidance given to our stockholders and the investor community." In future filings, please disclose in this section the actual targets, including the "increasingly challenging incremental improvements" to such targets. To the extent you believe that disclosure of the targets is not required because it would resulting in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Your general statement that your targets are "realistic but challenging" is helpful but not sufficient. You could indicate by how much ESTIP performance exceeded or fell short of the target levels in each of the past

three years. See Question 118.04 of our Regulation S-K Compliance and
Disclosure Interpretations located at our website, www.sec.gov.

Employment and Severance Arrangements, page 36

Executive Change in Control and Severance Benefit Plan, page 37

4. In future filings, please explain how the appropriate lump-sum salary payment
    factors were determined for each executive with respect to a termination of
    employment that is covered by your Executive Change in Control and Severance
    Benefit Plan. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Article VI. Certain Relationships and Transactions, page 50

Related Party Transaction Approval Policy, page 50

5. In future filings, please state whether your policies and procedures for the review,
    approval or ratification of any related person transaction are in writing and, if not,
    how such procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended May 4, 2008 Filed June 3, 2008

Item 3. Controls and Procedures, page 23

6. We note your statement on page 23 that "Management recognizes that any
    controls and procedures, no matter how well designed and operated, can provide
    only reasonable assurance of achieving their objectives, and management
    necessarily applies its judgment in evaluating the cost-benefit relationship of
    possible controls and procedures." In future filings, please state clearly, if true,
    that your disclosure controls and procedures are designed to provide reasonable
    assurance of achieving their objectives and that your principal executive officer
    and principal financial officer concluded that your disclosure controls and
    procedures are effective at that reasonable assurance level. In the alternative, you
    may remove the reference to the level of assurance of your disclosure controls and
    procedures. Please refer to SEC Release No. 33-8238, available on our website at
    http://www.sec.gov/rules/final/33-8238.htm. Please confirm that the conclusions
    disclosed in this filing would not have changed had this revised disclosure been
    provided.

                              *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. If you amend one of your filings, you may
wish to provide us with marked copies of the amendment to expedite our review. Please

Philip L. Francis
PetSmart, Inc.
August 25, 2008
Page 4

furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                  Sincerely,

                  H. Christopher Owings
                  Assistant Director